As furnished to the Securities and Exchange Commission on September 19, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION


02057989

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated September 19, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

CREDIT SUISSE | GROUP

Media Relations

CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich

Telephone +41-1-333 8844
Fax +41-1-333 8877
e-mail media.relations@csg.ch

PRESS RELEASE

Walter B. Kielholz Elected New Chairman of Credit Suisse Group

Oswald J. Grübel and John J. Mack named Co-Chief Executive Officers of the Group as of 2003

Lukas Mühlemann to step down at end-2002

Zurich, September 19, 2002 – **Credit Suisse Group announced today that the Board of Directors has elected Walter B. Kielholz its new Chairman, effective January 1, 2003. Lukas Mühlemann has decided to step down as Chairman and Member of the Board of Directors and as Chief Executive Officer at the end of 2002. Mr. Kielholz is currently Chief Executive Officer of Swiss Re and Vice-Chairman of Credit Suisse Group's Board of Directors.**

The Group also announced that Oswald J. Grübel, Chief Executive Officer of Credit Suisse Financial Services, and John J. Mack, Chief Executive Officer of Credit Suisse First Boston, will additionally become Co-Chief Executive Officers of the Group as of the beginning of 2003. At the same time, Hans-Ulrich Doerig, Vice-Chairman of Credit Suisse Group's Executive Board, will assume responsibility for the Group's Corporate Center.

Lukas Mühlemann said: "The decision to step down as both Chairman and CEO by the end of this year has not been an easy one for me to make. I care deeply about Credit Suisse Group and the people who work here. By taking this step, I hope to better position Credit Suisse Group for future success by removing any questions surrounding my leadership of the company."

Walter Kielholz said: "The Board of Directors is grateful to Lukas Mühlemann for his decisive role in reshaping Credit Suisse Group, particularly in establishing a strong presence in the areas of asset management and investment banking. I have great respect for his achievements, and I also respect his decision to step down at the end of the year. The Board joins all his many friends at Credit Suisse Group in wishing him the best for the future."

Mr. Kielholz continued: "Credit Suisse Group has a solid foundation of sound business fundamentals and a strong global platform on which to build for the future. My immediate priority will be to address the challenges created by the difficult market environment facing the entire financial services industry, so that we can move forward to realize the company's full potential."

Mr. Kielholz added: "I look forward to working closely with John Mack and Ossi Grübel. The Group is fortunate to have such widely respected industry leaders. Together, we intend to leverage Credit Suisse Group's strength to serve the best interests of all our stakeholders, including employees, clients and shareholders."

In the course of its regular strategic review, the Board of Directors also has reaffirmed Credit Suisse Group's current strategy and its structure, comprised of the business units Credit Suisse Financial Services, focusing on the banking and insurance business, and Credit Suisse First Boston, the Group's investment banking and institutional asset management arm.

- Attachment: Credit Suisse Group Board of Directors and Executive Board as of 2003
- The CVs of Walter B. Kielholz, Oswald J. Grübel and John J. Mack are available online at: www.credit-suisse.com

Enquiries

Credit Suisse Group, Media Relations	Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations	Telephone +41 1 333 4570

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of June 30, 2002, it reported assets under management of CHF 1,293.2 billion.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

Credit Suisse Group Board and Management as of January 1, 2003

CREDIT SUISSE GROUP BOARD OF DIRECTORS

Walter B. Kielholz [1]
Chairman of the Board of Directors

Peter Brabeck-Letmathe [1,2]
Thomas W. Bechtler [3]
Thomas D. Bell [3]
Robert H. Benmosche
Marc-Henri Chaudet [3]
Aziz D. Syriani [1,2,3]
Ernst Tanner
Daniel L. Vasella [1,2]

1 Member of the Chairman's Committee (chaired by Walter B. Kielholz)
2 Member of the Compensation and Appointments Committee (chaired by Peter Brabeck-Letmathe)
3 Member of the Audit Committee (chaired by Thomas W. Bechtler)

CREDIT SUISSE GROUP EXECUTIVE BOARD

Oswald J. Grübel **John J. Mack**
Co-CEOs of Credit Suisse Group

CREDIT SUISSE FINANCIAL SERVICES

Oswald J. Grübel
CEO of Credit Suisse Financial Services

CREDIT SUISSE FIRST BOSTON

John J. Mack
CEO of Credit Suisse First Boston

Jeffrey M. Peek
Member of the Group Executive Board
and Head of CSFB Financial Services

GROUP CORPORATE CENTER

Hans-Ulrich Doerig
Vice-Chairman of the Group Executive Board
and Head of the Group Corporate Center

Philip K. Ryan
Member of the Group Executive Board
and Group Chief Financial Officer

Richard E. Thornburgh
Member of the Group Executive Board
and Group Chief Risk Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D. Frick
Name: David Frick
Title: Managing Director

By: [illegible]
Name: Colin Chambers [illegible]
Title: Managing Director

Dated: September 19, 2002